[GRAPHIC  OMITED]


Corporate  Headquarters:
100  Cummings  Center,  Suite  235M
Beverly,  MA  01915
P:  978-921-2727
F:  978-524-8887


September  26,  2005

Delivered  by  electronic  submission  via  EDGAR,  Fax,  and by Federal Express

United  States  Securities  and  Exchange  Commission
Division  of  Corporate  Finance
Washington,  D.C.  20549

     RE:     LOCATEPLUS  HOLDINGS  CORPORATION
     PRELIMINARY  PROXY  STATEMENT  ON  SCHEDULE  14A
     FILED  SEPTEMBER  12,  2005
     FILE  NO.  000-49957

Ladies  and  Gentlemen:

     On behalf of LocatePLUS Holdings Corporation (the "Company"), I enclose for
                                                        -------
your review the Company's responses to the comment letter, dated September 22, 2005, issued to the Company.

     The numbering of the responses below corresponds to the numbering of comments in the letter from the Staff received by the Company in response to its filing of its Preliminary Proxy on Schedule 14A. A copy of the Staff's letter is being provided via Federal Express with a copy of this letter for the convenience of the Staff.

COMMENT  1.

It appears that you are attempting to incorporate by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Note E to Schedule 14A. Because it does not appear that the company's public float is sufficient, the company does not appear eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you are relying upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement or include the undertaking set forth in Instruction D.2 to Schedule 14A. Identify on the last page of the proxy statement the information incorporated by reference. Alternatively, revise the proxy statement to include the information required by Item 13(a).

RESPONSE  1.

     The Company is relying on Item 13(b)(2) to incorporate the information required by Item 13 of Schedule 14A and hereby confirms that the information incorporated by reference will be delivered to shareholders at the same time as the proxy statement. The section of the proxy statement entitled "INCORPORATION BY REFERENCE" has been amended accordingly. The Company has also added a statement, as required by Item 13, that its auditors intend to be present at the meeting and address appropriate questions from the shareholders.

COMMENT  2.

It appears that you are bundling proposals to reclassify your Class A and Class B Common Stock, effectuate a reverse stock split and to increase the number of authorized shares of your common stock. Wile we acknowledge that you will be effectuating such proposals, if approved, by one and not three separate amendments to your certification of incorporation, bundling the shareholder approvals of such proposals appears to be inconsistent with the requirements of Rule 14a-4, which required that a proxy identify each separate matter to be acted upon. Revise your proxy to include separate proposals for each substantive change to give your shareholders an opportunity to vote separately on each of these matters. You may mutually condition your proposals, if you only wish to proceed with the proposed changes collectively. In this respect, if any of the proposals are mutually conditioned, revise your proxy accordingly and provide appropriate disclosure in your proxy statement regarding the effect of a negative vote on the related proposals. Please refer to Rule 14a-4 and
Section  II.H  of  SEC  Release  34-31326.

RESPONSE  2.

     The Company has amended the proxy statement to allow the Company's shareholders to vote separately on the reclassification, reverse split and share increase proposals.. As certain of these proposals will be contingent on the others, appropriate disclosure regarding this fact has been added.

 COMMENT  3.

Expand the table you have provided on page 5 under the caption "Security Ownership of Certain Beneficial Owners and Management" to illustrate the impact of the reclassification on the relative voting control of the listed individuals, including your directors and officers as a group. Include a narrative that clearly explains such impact. To the extent you choose to provide such additional information on page 5, provide a reference within your discussion of proposal 3.

RESPONSE  3.

     The proxy statement has been revised to illustrate the effect of the reclassification on the relative voting control of the named executive officers and other significant shareholders. A corresponding note referring the reader to this table has been added to the section discussing the reclassification proposal.

COMMENT  4.

Expand your disclosure in this section to more thoroughly explain why the reclassification would increase your access to capital.

RESPONSE  4.

     The proxy statement has been revised to more thoroughly explain why management believes the reclassification in conjunction with the reverse split will increase the Company's access to capital.

COMMENT  5.

We note your disclosure on page 20 regarding the possible anti-takeover effects of the increase in authorized shares. What other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favorable by a majority of the independent shareholders.

RESPONSE  5.

     No other material anti-takeover provisions exist and there are no plans or proposals to adopt any at this time. The proxy statement has been amended to more clearly alert readers to the risk that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favorable by a majority of the independent shareholders.

COMMENT  6.

You state in the Notice of Annual Meeting of Stockholders and on page 15 that you intend to increase the number of authorized shares of your common stock from 8 million to 25 million shares. However, you indicate on page 20 that as of the effective date of filing the amendment to your certificate of incorporation your authorized common stock will consist of 400,000 shares of "Class A Voting Common Stock." Further, you also indicate on page 20 that each share of Class A Voting Common Stock and Class B Non-Voting Commons Stock will be automatically converted into one share of "Common Stock." Revise your disclosure to address these inconsistencies.

RESPONSE  6.

     The reference to "400,000" shares was a typographical error, which has been corrected. The proxy statement has been further revised to correct any potentially misleading disclosure.


                                      * * *

     In  connection  with  this  response letter, the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In the event that the Commission has any questions about the foregoing, please contact the undersigned at (617) 799-4596.

                              Very  truly  yours,



                              James  C.  Fields
                              Acting  Chief  Financing  Officer